SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Advanced Analogic Technologies Incorporated

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

00752J

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Brian McDonald

Chief Financial Officer

Advanced Analogic Technologies Incorporated

3230 Scott Boulevard

Santa Clara, California 95054

(408) 737-4600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark Reinstra, Esq.

Alexander D. Phillips, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$7,686,295	$303 (1)

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,853,019 shares of common stock of Advanced Analogic Technologies Incorporated having an aggregate value of $7,686,295 as of September 10, 2008 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Previously Paid.

Amount Previously Paid: $303.

Form or Registration No.: 005-81542.

Filing party: Advanced Analogic Technologies Incorporated.

Date filed: September 11, 2008.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 11, 2008, as amended October 1, 2008, relating to an offer by Advanced Analogic Technologies Incorporated, a Delaware corporation (the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 1,853,019 shares of the Company’s common stock, whether vested or unvested, that have been granted between February 1, 2007 and July 1, 2008 under its 2005 Equity Incentive Plan and that are held by eligible optionholders.

Item 4. Terms of the Transaction.

Item 4 of Schedule TO is hereby amended and supplemented to add the following:

The Exchange Offer, including all withdrawal rights, expired at 8:00 p.m., Eastern Time, on October 9, 2008. A total of 257 eligible optionholders participated in the Exchange Offer. A total of 234 non-discount optionholders and 23 discount optionholders participated in the exchange.

The Company has accepted for cancellation options to purchase an aggregate of 1,764,879 shares of its common stock granted under its 2005 Equity Incentive Plan. The Company has accepted for amendment but not exchange options to purchase 10,000 shares of its common stock granted under its 2005 Equity Incentive Plan to discount optionholders. The Company granted new options to purchase an aggregate of 1,764,879 shares of its common stock on October 9, 2008 in exchange for the options tendered and accepted pursuant to the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

/s/ Brian R. McDonald
Brian R. McDonald
Chief Financial Officer, Vice President of Worldwide Finance and Secretary

Date: October 16, 2008

3